UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 30, 2017

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 29, 2017	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2017

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2017

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at September 30, 2017

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As at September 30, 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	September 30, 2017	December 31, 2016
ASSETS
Current Assets
Cash and cash equivalents		$36,557	$84,303
Accounts and grants receivable	5	2,164,301	3,044,928
Prepaid and other receivables		152,835	579,846
		2,353,693	3,709,077
Non-Current Assets
Long-term deposit		300,000	300,000
Property and equipment	6	32,599	27,488
Intangibles	7	3,767,343	3,000,009
Goodwill		220,437	139,618
TOTAL ASSETS		$6,674,072	$7,176,192

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		$370,527	$273,750
Accrued liabilities		183,664	249,736
Lease inducement		38,801	57,673
Loans payable	8	-	150,000
TOTAL LIABILITIES		$592,992	$731,159

Equity
Share capital	9	$21,914,722	$21,914,722
Share-based payment reserve	10	3,486,725	3,421,165
Warrants	11	-	-
Accumulated other comprehensive income		(303,804)	(302,037)
Deficit		(19,016,563)	(18,588,817)
TOTAL EQUITY		$6,081,080	$6,445,033
TOTAL EQUITY AND LIABILITIES		$6,674,072	$7,176,192

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 29, 2017.

/s/ Michael Kraft	/s/ Martin Bernhotlz
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-months and nine-months ended September 30, 2017 and 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	For the three months ended September 30		For the nine months ended September 30
		2017	2016	2017	2016

Revenue		$354,914	$152,657	$2,021,806	$2,458,912
Expenses
Selling, general and administrative expenses		290,963	374,950	881,020	965,788
Amortization – intangibles	7	370,993	271,989	972,667	743,426
Direct costs		42,124	85,149	153,841	252,515
Share-based payment		34,839	-	65,560	-
Depreciation – property and equipment	6	1,916	876	4,725	4,904
Total Expenses		740,835	732,964	2,077,813	1,966,633
Income from Operations		(385,921)	(580,307)	(56,007)	492,279
Net Finance Charges
Interest expense		9,687	4,559	31,524	30,266
Foreign exchange (gain) / loss		77,418	(11,110)	195,572	204,461
Profit / (Loss) before Tax		(473,026)	(573,756)	(283,103)	257,552
Income and Other Tax Expense		1,787	7,954	144,643	157,249
Net Profit / (Loss) for the Period		(474,813)	(581,710)	(427,746)	100,303
Other Comprehensive Income
Exchange differences on translating foreign operations gain / (loss)		(819)	18,469	(1,767)	72,563
Total Comprehensive Income (Loss), Net of Tax		$(475,632)	$(563,241)	$(429,513)	$172,866
Earnings /(Loss) per Share
Basic		$(0.013)	$(0.016)	$(0.012)	$0.003
Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	35,454,164	35,529,132	32,472,320

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-months ended September 30, 2017 and 2016

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2016	29,518,343	$18,927,388	$2,695,038	$1,439,632	$(362,210)	$(18,653,064)	$4,046,784
Profit for the period						100,303	100,303
Other comprehensive loss					72,563		72,563
Warrants exercise	5,711,683	2,904,840		(683,578)			2,221,262
Expired warrants			756,054	(756,054)			-
Stock option exercise	299,166	82,494	(29,927)				52,567
Balance as at September 30, 2016	35,529,192	$21,914,722	$3,421,165	$-	$(289,647)	$(18,552,761)	$6,493,479
Loss for the period						(36,056)	(36,056)
Other comprehensive loss					(12,390)		(12,390)
Balance as at December 31, 2016	35,529,192	$21,914,722	$3,421,165	$-	$(302,037)	$(18,588,817)	$6,445,033
Loss for the period						(427,746)	(427,746)
Other comprehensive loss					(1,767)		(1,767)
Share based payments charged to operations			65,560				65,560
Balance as at September 30, 2017	35,529,192	$21,914,722	$3,486,725	$-	$(303,804)	$(19,016,563)	$6,081,080

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three-months and nine-months ended September 30, 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (Loss) for the period	$(474,813)	$(581,710)	$(427,746)	$100,303
Adjustments to Net Profit for Non Cash Items:
Amortization-intangibles	370,993	271,989	972,667	743,426
Share-based payment	34,839	-	65,560	-
Unrealized foreign exchange (gain)/loss	15,183	17,951	(1,681)	73,638
Depreciation – property and equipment	1,916	876	4,725	4,904
Lease inducement	(18,872)	-	(18,872)	-
Operating Income/(Loss) before Working Capital Changes	(70,754)	(290,893)	594,653	922,271
Working Capital Adjustments:
(Increase)/decrease in accounts receivable	139,525	140,223	880,627	(614,282)
(Increase)/decrease in prepaid and other receivables	(4,076)	(489,771)	427,011	(485,235)
Increase/(decrease) in accounts payable	108,513	(32,334)	96,777	(76,918)
Increase/(decrease) in accrued liabilities	27,580	(134,106)	(66,072)	(66,478)
Cash Generated from/(used in) Operations	200,788	(806,881)	1,932,996	(320,642)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of intangibles	(149,581)	(343,580)	(1,740,001)	(1,424,737)
Net liability assumed through acquisition	(80,819)		(80,819)
Purchase of property and equipment	(9,247)	(2,731)	(9,923)	(8,632)
Net Cash Flows Generated from/(used in) Investing Activities	(239,647)	(346,311)	(1,830,743)	(1,433,369)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock option and warrant exercise	-	22,200	-	2,273,828
Proceeds from loans	300,000	-	985,000	-
Repayment of loans payable	(300,000)	-	(1,135,000)	(580,000)
Net Cash Flows Generated from/(used in) Financing Activities	-	22,200	(150,000)	1,693,828
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(38,858)	(1,130,992)	(47,746)	(60,183)
Cash and Cash Equivalents at the Beginning of the Period	75,415	1,479,831	84,303	409,022
Cash and Cash Equivalents at the End of the Period	$36,557	$348,839	$36,557	$348,839

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

September 30, 2017

(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Marketplace. The consolidated financial statements of the Company as at and for the year ended September 30, 2017 comprise the Company and its wholly owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., Parlo Corporation and Lingo Group Limited (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’. The Company provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended September 30, 2017 were approved and authorized by the Board of Directors on November 29, 2017.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at September 30, 2017. Control exists when the Company is exposed to, or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency

●	Determination of allowance for doubtful accounts

●	Determination of the recoverability of the carrying value of intangibles and goodwill

●	Recognition of internally developed intangibles

●	Determination and recognition of long-term revenue contracts

●	Recognition of government grant and grant receivable

●	Recognition of deferred tax assets

●	Valuation of share-based payments

●	Recognition of provisions and contingent liabilities

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2016.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES (Cont’d)

New Accounting Standards and Interpretations

(a)	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

(b)	IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in November 2009 and October 2010 and will replace IAS 39. IFRS 9 covers classification and measurement as the first part of its project to replace IAS 39. In October 2010, the IASB also incorporated new accounting requirements for liabilities. The standard introduces new requirements for measurement and eliminates the current classification of loans and receivables, available-for-sale and held-to-maturity, currently in IAS 39. There are new requirements for the accounting of financial liabilities as well as a carryover of requirements from IAS 39. In 2013, the IASB also incorporated new accounting requirements for hedging and introduced a new expected-loss impairment model that will require more timely recognition of expected credit losses. Specifically, the new standard requires entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timelier basis. The effective date of this pronouncement has been set to be effective for annual periods beginning on or after January 1, 2018. The Company intends to adopt the amendments to IFRS 9 in its financial statements for the annual period beginning January 1, 2018.

(c)	IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) was issued in January 2016, and supersedes IAS 17, Leases. This standard introduces a single lessee accounting model. The new standard will reflect the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including for most leases which are currently accounted for as operating leases.

The Standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

The Company has completed its initial evaluation of the effect of adopting the above standards and amendments and expects the impact that they may have on its consolidated financial statements to be immaterial.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	September 30 2017	December 31, 2016
Trade receivable	$1,997,902	$3,023,081
Grants receivable	166,399	21,847
	$2,164,301	$3,044,928

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2016	$188,421
Additions	8,632
Effect of foreign exchange	(2,520)
Cost, September 30, 2016	$194,533
Disposal	(114,624)
Effect of foreign exchange	804
Cost, December 31, 2016	$80,713
Additions	9,923
Effect of foreign exchange	(942)
Cost, September 30, 2017	$89,694

Accumulated depreciation, January 1, 2016	$159,542
Charge for the period	4,904
Effect of foreign exchange	(2,430)
Accumulated depreciation, September 30, 2016	$162,016
Disposal	(117,294)
Charge for the period	2,393
Effect of foreign exchange	6,110
Accumulated depreciation, December 31, 2016	$53,225
Charge for the period	4,725
Effect of foreign exchange	(855)
Accumulated depreciation, September 30, 2017	$57,095

Net book value, January 1, 2016	$28,879
Net book value, September 30, 2017	$32,517
Net book value, December 31, 2016	$27,488
Net book value, September 30, 2017	$32,599

7.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2016	$8,631,006	$1,477,112	$1,288,495	$11,396,613
Additions	462,031	-	962,706	1,424,737
Effect of foreign exchange	(15,529)	-	-	(15,529)
Cost, September 30, 2016	9,077,508	1,477,112	2,251,201	12,805,821
Additions	151,132	-	222,819	373,951
Effect of foreign exchange	10,447	-	-	10,447
Cost, December 31, 2016	9,239,087	1,477,112	2,474,020	13,190,219
Additions	590,542	-	1,149,459	1,740,001
Cost, September 30, 2017	$9,829,629	$1,477,112	$3,623,479	$14,930,220

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

7.	INTANGIBLES (Cont’d)

	Software and Web Development	Content Platform	Content Development	Total
Accumulated depreciation, January 1, 2016	$7,622,225	$1,477,112	$91,532	$9,190,869
Charge for the period	470,977	-	272,449	743,426
Effect of foreign exchange	(14,541)	-	-	(14,541)
Accumulated depreciation, September 30, 2016	8,078,661	1,477,112	363,981	9,919,754
Charge for the period	140,888	-	119,171	260,059
Effect of foreign exchange	10,397	-	-	10,397
Accumulated depreciation, December 31, 2016	8,229,946	1,477,112	483,152	10,190,210
Charge for the period	522,315	-	450,352	972,667
Accumulated depreciation, September 30, 2017	$8,752,261	$1,477,112	$933,504	$11,162,877

Net book value, January 1, 2016	$1,008,781	$-	$1,196,963	$2,205,744
Net book value, December 31, 2016	$1,009,142	$-	$1,990,868	$3,000,009
Net book value, September 30, 2017	$1,077,169	$-	$2,689,975	$3,767,343

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

8.	LOANS PAYABLE

	September 30 2017	December 31 2016
Loans payable, interest bearing at 8% per annum with monthly interest payments, due on April 30, 2017(i)	$-	$150,000
	$-	$150,000

(i)	The Company received an unsecured short-term loan in the first quarter of 2017. Included in loans payable are loans amounting to $Nil (2016 – $580,000) from related parties as disclosed in Note 17.

9.	SHARE CAPITAL

a)	Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

b)	Common shares - Transactions:

(i)

On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing"). Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant"). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012. The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014 with all other conditions remaining the same. On February 21, 2014, the expiry date of the warrants was extended for an additional 2 years to March 4, 2016 with all other terms remaining consistent.

In March 2016, 600,000 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.75 for the gross proceeds of $450,000. These warrants have a grant date fair value of $0.241. The weighted average exercise price on the date of exercise of these warrants was $0.78, and the remaining expired on March 4, 2016

(ii)

On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing"). Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

(ii)

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014 with all other conditions remaining the same. Additionally, on February 21, 2014, the warrants were extended for an additional 2 years to May 11, 2016 with all other terms remaining consistent.

(iii)

In April 2016, 1,811,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.75 for the gross proceeds of $1,358,762. These warrants have a grant date fair value of $0.272. The weighted average exercise price on the date of exercise of these warrants was $1.01, and the remaining expired on May 11, 2016.

On April 17, 2015, Lingo Media closed a non-brokered private placement financing of 5,000,000 units at $0.10 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share in the capital of the Company and one common share purchase warrant. Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.125 per share until April 17, 2016. The securities issued pursuant to the Financing will be subject to a 4-month regulatory hold period commencing from April 17, 2015. One director of the Company participated in the private placement and subscribed to 400,000 Units for a total price of $40,000. During 2016, 3,300,000 warrants were exercised for the gross proceeds of $412,500. These warrants have a grant date fair value of $0.014. The weighted average exercise price on the date of exercise of these was $0.99.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

9.	SHARE CAPITAL (Cont’d)

c)	Stock options exercise

In 2016, 299,166 stock options were exercised. Each stock option entitled the holder to one common share of the Company at an exercise price of $0.13, $0.14, 0.24 and $0.66 for the gross proceeds of $52,567. These options have a grant date fair value of $0.0674, $0.0721, 0.1443 and $0.5174 respectively. The weighted average exercise price on the date of exercise of these options was $0.18.

d)	Warrants exercise

In 2016, 5,711,683 warrants were exercised. Each warrant entitled the holder to one common share of the Company at an exercise price of $0.125 and $0.75 for the gross proceeds of $2,221,262. These warrants have a grant date fair value of $0.014, $0.241 and $0.272. The weighted average exercise price on the date of exercise of these warrants was $0.39.

10.	SHARE-BASED PAYMENTS

In December 2011, the Company amended its stock option plan (the “2011 Plan”). The 2011 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2011 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time. The following summarizes the options outstanding:

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

10.	SHARE-BASED PAYMENTS (Cont’d)

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2016	3,602,501	$0.35
Granted	700,000	0.69
Expired	(957,500)	0.81
Forfeited	(340,000)	0.60
Exercised	(299,166)	0.18
Outstanding as at September 30, 2016	2,705,835	0.31
Granted	-	-
Expired	-	-
Forfeited	(660,000)	0.66
Exercised	-	-
Outstanding as at December 31, 2016	2,045,835	0.18
Granted	1,972,000	0.39
Forfeited	(938,335)	0.62
Exercised	(335,000)	-
Outstanding as at September 30, 2017	2,724,500	$0.20

Options exercisable as at September 30, 2016	1,820,835	$0.19
Options exercisable as at December 31, 2016	1,820,835	$0.19
Options exercisable as at September 30, 2017	1,451,570	$0.20

The weighted average remaining contractual life for the stock options outstanding as at September 30, 2017 was 1.30 years (2016 – 1.38 years). The range of exercise prices for the stock options outstanding as at September 30, 2017 was $0.13-$0.24 (2016 - $0.13-$0.77). The weighted average grant-date fair value of options granted to consultants has been estimated at $0.0762 (2016 - $0.2641) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

The vesting period on the options granted in 2017 is vested quarterly over 12 months. In 2016, the vesting periods on the options granted was nine months after grant date. In 2015, the vesting periods on the options granted was immediate.

The pricing model assumed the weighted average risk free interest rates of 0.85% (2016 – 0.44%) weighted average expected dividend yields of Nil (2016 – Nil), the weighted average expected common stock price volatility (based on historical trading) of 48% (2016 – 58%), a forfeiture rate of zero, a weighted average stock price of $0.52, a weighted average exercise price of $0.23, and a weighted average expected life of 3 years (2016 – 2.58 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

11.	Warrants

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series	Number of Warrants	Weighted Average Exercise Price
Extended	1.18	A	3,658,668	$0.75
Extended	1.36	B	1,875,000	0.75
December 31, 2014			5,533,668
Issued	0.30		5,000,000	0.125
Exercised				0.125
December 31, 2015			8,833,668	0.125
Exercised				0.39
Expired				0.75
December 31, 2016 and September 30, 2017			-	$-

The 3,658,668 Series A warrants issued on March 4, 2011 and the 1,875,000 Series B warrants issued on May 11, 2011 had an expiry date of March 4, 2014 and May 11, 2014 respectively. On February 14, 2014, the warrants were extended to March 4, 2016 and May 11, 2016, respectively. During the year ended December 31, 2016, 600,000 Series A warrants were exercised. The exercise price was $0.75 with proceeds of $450,000. During the year ended December 31, 2016, 1,811,683 Series B warrants were exercised. The exercise price was $0.75 with proceeds of $1,358,762.

The 5,000,000 warrants issued in 2015 had an expiry date of April 17, 2016. (Note 9 (v)) During the year-ended December 31, 2016, 3,300,000 warrants were exercised. The exercise price was $0.125 with proceeds of $412,500.

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $172,088 (2016 - $172,989), relating to the Company's publishing and software projects. At the end of the period, $166,399 (2016 - $163,854 ) is included in accounts and grants receivable.

One government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

One grant, relating to the Company’s “Development of Comprehensive, Interactive Phonetic English Learning Solution” project, is repayable semi-annually at a royalty rate of 2.5% per year’s gross sales derived from this project until 100% of the grant is repaid.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and accounts and grants receivable, approximates its fair value due to the liquidity of these instruments. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liabilities on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks.

Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Company’s Management oversees these risks. The Board of Directors reviews and agrees on policies for managing each of these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $123,717 (2016 - $151,739) due to reduction in the value of net liability balance. A 10% of weakening of the US dollar against Canadian dollar at September 30, 2017 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of September 30,2017 are as follows:

	US Denominated	China Denominated	Euro Denominated
	USD	RMB	Euro
Cash	407	-	1,786
Accounts receivable	1,571,274	-	-
Accounts payable	49,959	-	-

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At September 30, 2017, the Company had cash of $36,557, accounts and grants receivable of $2,164,301 and prepaid and other receivables of $152,835 to settle current liabilities of $592,992.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

13.	FINANCIAL INSTRUMENTS (Cont’d)

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at September 30, 2017, the Company has outstanding receivables of $1,997,902. An allowance for doubtful accounts is taken on accounts receivable if the account has not been collected after a predetermined period of time as determined by the contract and collectability is offset to other operating expenses. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

14.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management in 2017 or 2016.

15.	SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online English Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) English language learning training and assessment company. It earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Segmented Information (Before Other Financial Items Below)

September 30, 2017	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,473,679	$1,200,393	$6,674,072
Segmented liabilities	250,512	342,480	592,992
Segmented revenue	1,066,887	954,919	2,021,806
Segmented direct costs	86,703	67,138	153,841
Segmented selling, general & administrative	450,733	430,287	881,020
Segmented intangible amortization	972,667	-	972,667
Segmented other expense	532	148,392	149,368
Segmented income (loss)	(444,192)	309,102	(135,090)
Segmented intangible addition	1,740,001	-	1,740,001

September 30, 2016	Online English Language Learning	Print-Based English Language Learning	Total
Segmented assets	$5,122,080	$1,834,170	$6,956,250
Segmented liabilities	217,224	245,547	462,771
Segmented revenue	1,426,140	1,032,773	2,458,912
Segmented direct costs	186,758	65,757	252,515
Segmented selling, general & administrative	586,102	379,686	965,788
Segmented intangible amortization	743,426	-	743,426
Segmented other expense	1,015	161,139	162,154
Segmented income (loss)	(91,160)	426,190	335,030
Segmented intangible addition	1,424,737	-	1,424,737

Other Financial Items	2017	2016
Online English Language Learning segmented income (loss)	$(444,192)	$(91,160)
Print-Based English Language Learning segmented income	309,102	426,190
Foreign exchange	(195,572)	(204,461)
Interest expense	(31,524)	(30,266)
Share-based payment	(65,560)	-
Other comprehensive income (loss)	(1,767)	72,563
Total Comprehensive Income	$(429,513)	$172,866

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

15.	SEGMENTED INFORMATION (Cont’d)

Revenue by Geographic Region

	2017	2016
Latin America	$1,000,845	$835,943
China	968,805	1,553,718
Other	52,156	69,251
	$2,021,806	$2,458,912

Identifiable Assets by Geographic Region

	2017	2016
Canada	$6,674,072	$6,948,988
China	-	7,262
	$6,674,072	$6,956,250

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	September 30, 2017	September 30, 2016
Income taxes and other taxes paid	$144,643	$157,249
Interest paid	$31,524	$22,786

17.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	Key management compensation for the nine-month period was $247,500 (2015 – $318,032) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company.

(b)	The Company charged $31,687 (2016 - $28,362) to two corporations with one director in common for rent, administration, office charges and telecommunications.

(c)

During the quarter, the Company received $300,000 loans from the directors and officers bearing interest at 8% per annum. At the end of the quarter, interest expense paid related to these loans is $4,500 (2016 - $nil), and the loans were fully repaid.

(d)

At September 30, 2017, the Company had loans payable due to the directors and officers of the Company in the amount of $nil (2016 - $nil) bearing interest at 8% per annum. During nine-month period ending September 30, interest expense paid related to these loans is $16,050 (2016 - $18,404).

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2017
(Unaudited - See Notice to Reader)

18.	SUBSEQUENT EVENT

On November 3, 2017, Lingo Media and Kickwheel Company (formerly Schoold/Vested Finance, Inc.) (“Kickwheel”), the developer and operator of a mobile college marketplace app, reported that their merger, announced August 10, 2017, will not be proceeding.   While the two companies will not formally combine, they still expect to work closely together to benefit from the strong cross-selling opportunities that would result from tapping into each other’s respective networks. Kickwheel’s network includes over 3,000 universities and colleges in the US, while Lingo Media has a growing client base of government, educational institutions and business organizations in Latin America and Asia.  Based on the market conditions, both parties decided not to proceed with the merger as planned. However, both parties still expect to continue to work closely to broaden the reach of our English language learning products throughout Kickwheel’s network of US-based universities and colleges.